

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Justin Schreiber
Chief Executive Officer
LifeMD, Inc.
236 Fifth Avenue, Suite 400
New York, NY 10001

> **Re: LifeMD, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 31, 2024**
> **File No. 333-279860**

Dear Justin Schreiber:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. We note that your Form 8-K filed on July 7, 2023 does not appear to have been timely filed, given that it relates to a reportable event that occurred on June 16, 2023. Accordingly, it does not appear that you meet the eligibility requirement set forth in General Instruction I.A.3(b) of Form S-3. Please provide your analysis supporting the conclusion that you are eligible to use Form S-3 to register this offering, or amend your registration statement to file on an appropriate form.

Justin Schreiber
LifeMD, Inc.
June 10, 2024
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Cam Hoang, Esq.